Exhibit 99.63
News Release
Theratechnologies is pleased to announce the appointment of a new president and CEO
Montréal, Canada — September 1, 2010 —Theratechnologies (TSX: TH) announced today the appointment of Mr. John-Michel T. Huss as President and Chief Executive Officer of the Company. Mr. Huss will assume his responsibilities in the coming months.
Until recently, Mr. Huss was Chief of Staff, Office of the CEO, of Sanofi-Aventis in Paris. Mr. Huss has over 20 years experience in the pharmaceutical industry in various international positions and was responsible for various disease areas including diabetes and metabolism. Mr. Huss began his career in 1990, at Merck & Co., Inc. primarily in sales and marketing in the U.S., Germany and Switzerland. In 1996, he was offered a position with F. Hoffman-La Roche as an Internal Product Manager at their Basel headquarters in Switzerland. In 1999, he joined Sanofi-Synthélabo GmbH, as Business Unit Director and has held various positions of increasing responsibility in marketing and sales. He became General Manager in Switzerland in 2007. During his tenure at Sanofi-Aventis (Sanofi-Synthélabo merged with Aventis in 2004) he held positions in Germany, Canada, Switzerland and France. Mr. Huss completed his first University degree in Applied Linguistics in Germany and then received an MBA in the U.S., specializing in International Business.
“I am honoured to have been chosen as Theratechnologies’ President and CEO. The Company has done an outstanding job of developing an exciting new compound, tesamorelin, and navigating it through the final regulatory stages of the drug development process,” commented Mr. Huss. “I very much look forward to joining Theratechnologies at this stage of development in order to grow it into a significant biopharmaceutical company,” he concluded.
“Mr. Huss is a highly accomplished leader that will complement the existing management team very nicely,” commented Mr. Paul Pommier, Chairman of the Board of Directors of Theratechnologies. “We are delighted to welcome Mr. Huss to Theratechnologies’ management team and look forward to supporting him as he takes the business forward, capitalizing on his wealth of commercialization experience. The appointment marks a new exciting era for Theratechnologies as we look to grow the Company to the next level,” concluded Mr. Pommier.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration (“FDA”), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com